

October 1, 2012

Via E-mail
Mr. Morgan F. Johnston
Senior Vice President, General Counsel, and Secretary
GreenHunter Energy, Inc.
1048 Texan Trail
Grapevine, TX 76051

>   **Re: GreenHunter Energy, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed September 19, 2012**
>   **File No. 333-183292**

Dear Mr. Johnston:

We have reviewed your response letter and the amendment to your registration statement, and have the following comments.

Base Prospectus

General

1.   We note that the condensed consolidating guarantor financial information you provide in response to comment one of our letter dated September 10, 2012 is unaudited. The condensed consolidating guarantor financial information should be audited for the same periods that the parent company financial statements are required to be audited. Please advise or otherwise revise your prospectus accordingly. Refer to Rule 3-10(i)(2) of Regulation S-X.

About this Prospectus, page 1

2.   We note your revised disclosure in response to comment five of our letter dated September 10, 2012. Further supplement your disclosure by including the total amount of proceeds received by the company in connection with the 2011 private placement.

Selling Security Holders, page 34

3.   We note your disclosure in footnote (11). Please note that the beneficial ownership of the selling security holders must be determined without regard to any contractual or other restrictions on the number of securities that a particular selling security holder may own at any point in time. Refer to Question 116.18 of Securities Act Forms Compliance and

Morgan F. Johnston
GreenHunter Energy, Inc.
October 1, 2012
Page 2

>Disclosure Interpretations. Please revise your disclosure with respect to the shares beneficially owned by West Coast Opportunity Fund, LLC.

Sales Agreement Prospectus

General

4.   Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the underwriting arrangements for the offering.

>Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or, in her absence, Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

>Sincerely,

>Pamela Long
>Assistant Director

cc: David E. Morrison, Partner (*via e-mail*)
       Fulbright & Jaworski L.L.P.